June 13, 2022

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EA Series Trust (File Nos. 333-195493 and 811-22961)

Dear Ms. Marquigny:

This letter provides the responses of EA Series Trust (the “Trust”) to the follow up comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you recently provided as it relates to the correspondence filed on May 27, 2022. The comments addressed Post-Effective Amendment (“PEA”) No. 112 to the registration statement of the Trust, which was filed on March 18, 2022 under Rule 485(a) of the Securities Act of 1933, as amended, was filed to register a new series of the Trust, the Argent Mid Cap ETF (the “Fund”). For your convenience, I have summarized the follow up comments in this letter and provided the Trust’s response below the comment.

Prospectus

1.	Comment: Please provide additional EDGAR correspondence that more clearly explains the nature of the composite, how the fund determines which accounts “represent the performance for portfolios in U.S. equities with strong earnings and mid-capitalization for which the Sub-Adviser has sole investment discretion,” and how the prospectus disclosure reflects “all fully discretionary non-wrap fee separate accounts that are managed in accordance with the Composite” with respect to the Argent Mid Cap Separate Account performance and the Argent Mid Cap Collective Investment Fund performance.

Response: As stated in the prospectus disclosure (see Exhibit A), the Composite’s performance has been prepared and presented pursuant to the Global Investment Performance Standards (GIPS). GIPS requires all accounts managed under the same strategy to be included in the Composite and the resulting Composite performance calculations. Furthermore, a firm that claims compliance with the GIPS standards must establish policies and procedures for complying with all the applicable requirements of the GIPS standards. Verification provides assurance on whether the firm’s policies and procedures related to composite and pooled fund maintenance, as well as calculation, presentation, and distribution of performance, have been designed in compliance with the GIPS standards and have been implemented on a firm-wide basis. The Composite has had a performance examination for the periods March 31, 2014 through December 31, 2021. Consistent with GIPS requirements and current SEC no-action relief, the Sub-Adviser’s Prior Performance included in the prospectus represents the performance of all its non-wrap fee/separately managed account clients (the “Accounts”) that have selected the firm’s mid cap strategy and that do not have client specific restrictions/limitations. In response to your inquiry about the Argent Mid Cap Collective Investment Fund (CIF), this investment fund is available for investment but has not yet been funded. The Sub-Adviser confirms that it will be considered an Account when it is funded, and its performance will be included in future performance calculations for the Composite. In addition, the performance of the Argent Mid Cap ETF, the Fund being registered, will be considered an Account following its funding and will be included in future performance calculations for the Composite. Lastly, the performance information currently displayed on the website for the CIF is the performance of the Composite and the Sub-Adviser has clearly disclosed that on the website. Please see Exhibit A for the Fund’s updated section “Sub-Adviser’s Prior Performance”.

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WADE BRIDGE   ●   PARTNER

11300 Tomahawk Creek Pkwy   ●   Ste. 310   ●   Leawood, KS 66211   ●   p: 513.304.5605

Practus, LLP   ●   Wade.Bridge@Practus.com   ●   Practus.com

Please contact me at (513) 304-5605 regarding the responses contained in this letter.

Sincerely,

/s/ Wade Bridge
Wade Bridge

Exhibit A

Sub-Adviser’s Prior Performance

The data below is provided to illustrate the past performance of Argent Capital Management LLC, the Fund’s Sub-Adviser, in managing fully discretionary non-wrap fee separate accounts that are managed in accordance with the Argent Mid Cap investment strategy as measured against market indices, and does not represent the performance of the Fund, nor should it be considered a substitute for the Fund’s performance. You should not consider this performance data as a prediction or an indication of future performance of the Fund or the performance that one might achieve by investing in the Fund.

The Argent Mid Cap strategy (the “Composite”) represents all fully discretionary non-wrap fee separate accounts that are managed in accordance with the Composite. The Composite represents portfolios invested in U.S. equities with strong earnings and mid-capitalization, for which Argent Capital Management LLC has sole investment discretion. The Fund is also managed in a manner that is substantially similar to the manner in which these discretionary non-wrap fee separate accounts are managed. The investment objectives, strategies, and policies of the Fund are substantially similar to the discretionary non-wrap fee separate accounts included in the Composite. The Composite began on March 31, 2014, the first full month the Adviser began managing mid cap accounts.

The manner in which the performance was calculated for the Composite differs from that of registered mutual funds like the Fund. The SEC standard method for calculation of performance information for mutual funds was not utilized to calculate the performance of the Composite. The performance information shown below is not representative of the performance information that typically would be shown for a registered mutual fund. The discretionary non-wrap fee separate accounts that are included in the Composite are not subject to the same type of expenses to which the Fund is subject and are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed on the Fund by the Investment Company Act of 1940, as amended, or the Internal Revenue Code of 1986, as amended. Consequently, the performance results for the Composite could have been adversely affected if the discretionary non-wrap fee accounts in the Composite were subject to the same federal securities tax laws as the Fund. In addition, the discretionary non-wrap fee accounts are not subject to the same adverse effects of cash inflows and outflows of investor money that a public mutual fund such as the Fund may be subject to, and accordingly the performance of these accounts may be higher than for a public mutual fund managed under the same investment strategy. “Composite Net-of-Fees” performance results are net of all fees, expenses, and, if applicable, sales loads or placement fees. Because of variation in fee levels, the “net of fees” Composite returns may not be reflective of performance in any one particular account. The use of a methodology different than that used below to calculate performance could result in different performance data.

The operating expenses incurred by the discretionary non-wrap fee accounts in the Composite differ from the anticipated operating expenses of the Fund, with some higher and some lower. The Sub-Adviser believes that the net effect of these differences would not have been material to its prior performance results.

The Sub-Adviser’s Composite

(March 31, 2014 through December 31, 2021)

The following data illustrates the past performance of the Sub-Adviser in managing the Composite and does not represent the performance of the Fund. The Firm claims compliance with the Global Investment Performance Standards (GIPS) and has prepared and presented this report in compliance with the GIPS standards. The Firm has been independently verified for the periods January 1, 2003 through December 31, 2021. A firm that claims compliance with the GIPS standards must establish policies and procedures for complying with all the applicable requirements of the GIPS standards. Verification provides assurance on whether the firm’s policies and procedures related to composite and pooled fund maintenance, as well as calculation, presentation, and distribution of performance, have been designed in compliance with the GIPS standards and have been implemented on a firm-wide basis. The Composite has had a performance examination for the periods March 31, 2014 through December 31, 2021. The verification and performance examination reports are available upon request. GIPS is a registered trademark of CFA. CFA Institute does not endorse or promote this organization, nor does it warrant the accuracy or quality of the content contained herein.

Composite Average Annual Returns (as of December 31, 2021)

Time Period (ending 12/31/21)	Total Return (net of investment management fees)	Total Return (gross of investment management fees)	Russell MidCap® Total Return Index
One year	35.64%	35.98%	22.58%
Three Years	30.04%	30.34%	23.29%
Five Years	19.48%	19.77%	15.10%
Since Inception (3/31/2014 – 12/31/2021)	15.19%	15.43%	12.26%

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